Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2019 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2019 presented in comparative format

Index

Consolidated Statements of Comprehensive Income	2
Consolidated Statements of Financial Position	3
Consolidated Statements of Changes in Equity	4
Consolidated Statements of Cash Flows	5
Notes to the Condensed Consolidated Interim Financial Statements	6
Summary of Information requested by Resolution N° 368/01 Of the National Securities Commission	27
Review Report
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Autonomous City of Buenos Aires
Principal activity:	Exploitation, administration and operation of airports

Condensed Consolidated Interim Financial Statements

For the six-month period of the

Fiscal Year N° 22 commenced January 1, 2019

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:

Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Public Registry:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 -
Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)

	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
629,252,640 Preferred shares of AR$ 1 par value with no voting rights	629,252,640	629,252,640
	887,769,939	887,769,939

1

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statement of Comprehensive Income

For the three and six month periods ended at June 30, 2019 and 2018

		Three months at		Six months at
		06.30.19	06.30.18	06.30.19	06.30.18
	Note	$
Continuous Operations
Revenue	4	7,032,157,699	6,823,891,397	14,825,276,573	13,735,330,368
CINIIF 12 - paragraph 14 Credit	5	3,780,152,245	2,383,572,763	6,296,936,191	3,775,757,571
Cost of service	10	(4,546,097,980)	(3,724,422,247)	(9,025,930,505)	(7,575,313,405)
CINIIF 12 - paragraph 14 Debit		(3,777,504,000)	(2,381,789,507)	(6,292,337,439)	(3,771,659,472)
Gross Profit		2,488,707,964	3,101,252,406	5,803,944,820	6,164,115,062
Distribution and selling expenses	10	(437,019,299)	(464,654,802)	(934,727,587)	(895,841,509)
Administrative expenses	10	(238,905,997)	(493,490,152)	(548,090,139)	(851,334,241)
Other income and expenses, net	4	160,045,540	165,840,132	352,654,143	324,071,059
Operating profit		1,972,828,208	2,308,947,584	4,673,781,238	4,741,010,371
		-
Finance Income	4	(281,624,753)	1,399,861,710	219,074,970	1,347,108,315
Finance Costs	4	1,615,216,217	(5,038,351,895)	716,945,635	(5,122,493,107)
Result from exposure to changes in the purchasing power of the currency		(255,742,232)	95,641,618	(706,499,575)	(374,953,063)
Income / (Loss) before income tax		3,050,677,440	(1,233,900,983)	4,903,302,268	590,672,516
Income tax	4	(218,282,356)	178,123,895	317,293,316	(534,889,590)
Income / (Loss) for the period for continuous operations		2,832,395,084	(1,055,777,088)	5,220,595,584	55,782,926
Net Income / (Loss) for the period		2,832,395,084	(1,055,777,088)	5,220,595,584	55,782,926
Other comprehensive income		-	-		-
Comprehensive Income / (Loss) for the period		2,832,395,084	(1,055,777,088)	5,220,595,584	55,782,926
			-
Income attributable to:
Shareholders		2,837,053,007	(1,060,080,787)	5,224,781,184	54,895,399
Non - Controlling Interest		(4,657,923)	4,303,699	(4,185,600)	887,527

Earnings per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations		10.8396	(4.1029)	19.9610	0.1779

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2018.

2

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statement of Financial Position

At June 30, 2019 and December 31, 2018

		06.30.19	12.31.18
	Note	$
Assets
Non- Current Assets
Property, plant and equipment		65,158,514	69,985,186
Intangible Assets	5	47,865,029,368	43,601,776,781
Rights of use		156,672,872	-
Deferred Income tax assets		651,692	782,411
Other receivables	4	4,815,088,955	4,957,551,738
Total Non-Current Assets		52,902,601,401	48,630,096,116
Current Assets
Other receivables	4	1,625,923,536	1,290,599,946
Trade receivables, net	4	2,875,638,998	2,851,986,766
Other Assets		10,729,193	9,089,486
Investments		-	228,309,558
Cash and cash equivalents	4	2,608,334,417	4,829,299,863
Total Current Assets		7,120,626,144	9,209,285,619
Total Assets		60,023,227,545	57,839,381,735
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		629,252,640	629,252,640
Share Premium		137,280,595	137,280,595
Capital adjustment		8,942,194,399	8,942,194,399
Legal and facultative reserve		10,584,440,436	10,584,440,436
Retained earnings		12,498,775,960	7,273,994,776
Subtotal		33,050,461,329	27,825,680,145
Non-Controlling Interest		14,856,307	19,041,907
Total Shareholders’ Equity		33,065,317,636	27,844,722,051
Liabilities
Non-Current Liabilities
Provisions and other charges	9	155,322,227	163,599,135
Borrowings	6	14,361,485,491	16,651,145,303
Deferred income tax liabilities		4,701,499,475	6,320,624,680
Lease liabilities		35,384,898	-
Accounts payable and others	4	69,273,348	107,709,527
Total Non- Current Liabilities		19,322,965,439	23,243,078,645
Current Liabilities
Provisions and other charges	9	478,484,504	494,115,201
Borrowings	6	2,452,948,173	2,060,679,380
Income tax, net of prepayments		262,353,325	9,847,650
Lease liabilities		115,642,762	-
Accounts payable and others	4	4,010,168,411	3,788,872,381
Fee payable to the Argentine National Government		315,347,295	398,066,426
Total Current Liabilities		7,634,944,470	6,751,581,038
Total Liabilities		26,957,909,909	29,994,659,683
Total Shareholders’ Equity and Liabilities		60,023,227,545	57,839,381,735

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2018.

3

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statement of Changes in Equity

At June 30, 2019 and 2018

	Attributable to equity shareholders of the Company
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity
	$
Balance at 01.01. 19	258,517,299	629,252,640	137,280,595	8,942,194,399	385,254,042	10,199,186,394	7,273,994,776	27,825,680,145	19,041,907	27,844,722,052
Net Income for the period	-	-	-	-	-	-	5,224,781,184	5,224,781,184	(4,185,600)	5,220,595,584
Balance at 06.30.19	258,517,299	629,252,640	137,280,595	8,942,194,399	385,254,042	10,199,186,394	12,498,775,960	33,050,461,329	14,856,307	33,065,317,636

Balance at 01.01. 18	258,517,299	616,914,353	137,280,595	8,933,626,394	381,154,769	5,675,535,839	10,471,883,956	26,474,913,205	17,086,130	26,491,999,335
Adjustment IFRS 9	-	-	-	-	-	-	97,689,358	97,689,358	-	97,689,358
Balance at 01.01.18 restated	258,517,299	616,914,353	137,280,595	8,933,626,394	381,154,769	5,675,535,839	10,569,573,314	26,572,602,563	17,086,130	26,589,688,693
Resolutions of the Shareholders' Meeting of April 9, 2018 (Note 15):	-	-	-	-	-	-	-	-	-	-
Capitalization of dividends corresponding to preferred shares	-	12,338,287	-	8,568,004	-	-	(20,906,291)	-	-	-
Legal and Facultative Reserve	-	-	-	-	4,099,273	4,523,650,556	(4,527,749,829)	-	-	-
Net Income for the period	-	-	-	-	-	-	54,895,399	54,895,399	887,527	55,782,926
Balance at 06.30.18	258,517,299	629,252,640	137,280,595	8,942,194,398	385,254,042	10,199,186,395	6,075,812,593	26,627,497,962	17,973,657	26,645,471,619

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2018.

4

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the six month periods ended at June 30, 2019 and 2018

		06.30.19	06.30.18
	Note	$
Cash Flows from operating activities
Net income for the period		5,220,595,584	55,782,926
Adjustment for:
Amortization of intangible assets	5 / 10	2,033,683,604	1,397,142,023
Depreciation of property , plant and equipment	10	4,941,382	5,454,091
Amortization right of use	10	60,782,179	-
Specific allocation of accrued and unpaid income	7	315,347,295	329,661,366
Income Tax	4	(317,293,316)	534,889,590
Bad debts provision	8 / 10	159,231,890	21,401,800
Accrued and unpaid borrowing interest costs	6	661,194,920	558,112,176
Accrued deferred revenues and additional consideration	9	(205,022,542)	(147,014,214)
Accrued and unpaid Exchange differences		(1.214.863.569)	3,843,683,254
Litigations provision	9	2.302.468	8,424,858
Inflation Adjustment		209.965.234	(492,987,486)
Changes in operating assets and liabilities:
Changes in trade receivables		(704,905,552)	67,693,123
Changes in other receivables		(1,336,508,846)	678,597,225
Changes in other assets		(1,639,707)	(7,267,679)
Changes in accounts payable and others		896,081,693	(868,997,628)
Changes in liabilities for current income tax		(822,369,768)	(154,193,733)
Changes in provisions and other charges		264,517,731	92,159,882
Changes in fee payable to the Argentine National Government		(325,205,217)	(260,729,552)
Increase of intangible assets		(6,295,648,462)	(3,751,337,272)
Income tax paid		(429,664,722)	(601,821,292)
Net cash (used in)/ provided by operating activities		(1,824,477,721)	1,308,653,458
Cash Flow for investing activities
Collection of investments		221,811,371	-
Addition of property, plant and equipment		(114,710)	(90,765)
Net Cash Flow generated by / (used in) investing activities		221,696,661	(90,765)
Cash Flow from financing activities
New Borrowings	6	138,501,906	-
Payment of leases		(62,389,979)	-
Borrowings paid- principal	6	(622,041,476)	(54,166,430)
Borrowings paid- interests	6	(627,045,703)	(469,768,937)
Dividends paid	9	-	(151,348,169)
Net Cash Flow used in financing activities		(1,172,975,252)	(675,283,536)

Net (Decrease) / Increase in cash and cash equivalents		(2,775,756,312)	633,279,157
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period (*)		4,829,299,863	4,192,379,330
Net (Decrease) / Increase in cash and cash equivalents		(2,775,756,312)	633,279,157
Inflation adjustment		760,434,641	(539,734,144)
Foreign Exchange differences		(205,643,775)	705,202,917
Cash and cash equivalents at the end of the period		2,608,334,417	4,991,127,260
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	1,287,729	24,420,299
Dividends on preferred shares	14	60,321,152	9,800,729

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2018.

5

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports, which operate in Argentina (the “Concession”)

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement we entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). We refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years. The Company has made a formal request to the National Airports Regulatory Organization (Organismo Regulador Del Sistema Nacional de Aeropuertos) (the “ORSNA”) to extend the term of the Concession for the additional 10-year period ending February 13, 2038. We can provide no assurance that the Argentine National Government will grant our request or on what conditions.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at December 31, 2018 is still pending.

Likewise, and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires. Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

The current note to the condensed consolidated interim financial statements does not reflect all the information requested in the annual financial statements as there are no significate differences. It should be read together with the accounting statements audited for the year ended at December 31, 2018.

6

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The consolidated financial statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 06.30.19	Net Shareholders ‘equity at closing	Income for the period
			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	47,633,930	47,968,317	2,184,355
Cargo & Logistics SA.	5,566,259	98.63%	982,304	995,947	(994,150)
Paoletti América S.A.	6,000	50.00%	15,527	31,051	(3,478)
Texelrío S.A. (3)	84,000	70.00%	61,220,474	75,707,178	(9,757,733)
Villalonga Furlong S.A (4)	123,700	1.46%	47,342	3,242,537	(22,249)

(1)	Companies based in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.
(3)	Shareholders Equity includes 4,000,000 of preferred shares of AR$1 par value
(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting. Therefore, the Company has consolidated the assets, liabilities and results of Paoletti América S.A.

In addition, the Company holds 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all types of services related to park and airport maintenance.

7

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES

The Condensed Consolidated Interim Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on August 7, 2019.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

The Condensed Consolidated Interim Financial Statements of AA2000 have been prepared in accordance with IFRS and IFRIC (International Financial Reporting Interpretations Committee).

These accounting policies have been consistently applied to all the years presented unless otherwise stated.

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of AA2000 as of June 30, 2018 and the Consolidated Financial Statements at December 31, 2018, timely approved by the Company’s Board and Shareholders and restated at the closing currency at June 30, 2019, based on the application of IAS 19 (see Note 3.6)

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

8

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

3) Segment Information (Contd.)

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2018.

5) Changes in accounting policies and disclosures

New accounting standards and interpretations issued by the IASB that are effective at January 1, 2019 and have been adopted by the Group

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 "Leases", which establishes new principles for the recognition, measurement, presentation and presentation of lease contracts, highlighting the elimination of the operational and financial classification established by IAS 17 and the adoption, in its replacement of a treatment similar to that provided to financiers under said rule, for all lease agreements.

These contracts must be disclosed as leased assets (assets with a right to use) or within fixed assets at the present value of the lease payments. If the Company makes periodic payments, it must additionally recognize a financial liability that represents the obligation to make future payments for the lease. IFRS 16 does not require the lessee to recognize assets and liabilities in the case of short-term leases or leases of low-value assets.

The Company has revised its lease agreements in force as of January 1, 2019 and has recorded an initial "Right of Use" asset for the initial application of IFRS 16 for a total of $217,455,051 and a liability for "Lease liabilities" for $217,455,051.

9

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

5) Changes in accounting policies and disclosures (Contd.)

New accounting standards and interpretations issued by the IASB that are effective at January 1, 2019 and have been adopted by the Group (Contd.)

At the date of issuance of these financial statements there are no other standards, changes or interpretations issued by the IASB and IFRIC that are not yet effective and are expected to have a significant effect on the Company.

There were no other additional changes in the Group's accounting policies based on the effective application standards as of January 1, 2019 described above.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Financial Statements for the year ended December 31, 2018.

The figures included in the financial statements were measured using its functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is coincident with the presentation currency of the financial statements.

7) Foreign currency translation

Functional and presentation currency

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Individual Separate financial statements.

10

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation

Functional and presentation currency (Contd.)

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The semiannual coefficient for the period ended June 30, 2019 was 1.2240; also, the inter annual coefficient for the period ended June 30, 2019 was 1.5575.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

11

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation

Inflation adjustment (Contd.)

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (Property, plant and equipment, Intangible assets, Rights of use, Deferred profits and Additional allowances) updated by the adjustment coefficients corresponding to June 30, 2019 at the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of June 30, 2019. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of June 30, 2019, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of June 30, 2019, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

12

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation

Inflation adjustment (Contd.)

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax revalue - Tax inflation adjustment

The income tax gain in 2019 was $317 million, including a current tax charge of $1,301 million that was mostly reversed by a deferred tax gain. On May 29, 2019, the Company adhered to the tax revaluation Law No. 27,430, fiscal period 2017, generating a deferred tax gain of $2,537 million, as well as a higher current tax of $633 million.

13

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

9) Income tax and Deferred tax - Tax revalue - Tax inflation adjustment (Contd.)

In order to determine the net taxable income at the end of the current period, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $406 million was incorporated into the tax result. because the Company expects that, as of December 31, 2019, the variation of the General Level Consumer Price Index (CPI) will exceed 30%. Likewise, the income tax law allows the deferral of the charge generated by the adjustment for tax inflation in three consecutive years, as a result, $152 million was recognized in the current tax liability and $254 million as a liability for deferred tax.

14

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 4 - BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF FINANCIAL POSITION		06.30.19	12.31.18
	Note	$
Other non-current receivables
Tax credits		1,230,936	923,197
Trust for Strengthening	7	4,813,858,019	4,956,628,541
		4,815,088,955	4,957,551,738
Other current receivables
Expenses to be recovered		39,099,560	26,606,498
Guarantees granted	6	5,520,910	6,757,853
Related parties	7	2,090,912	7,856,637
Tax credits		1,389,421,255	1,209,504,120
Prepaid Insurance		8,793,075	34,223,731
Others		180,997,824	5,651,107
		1,625,923,536	1,290,599,946
Trade receivables, net
Trade receivables		3,244,240,326	3,146,245,358
Related parties	7	39,619,986	57,276,288
Checks-postdated checks		25,269,623	41,734,505
Provision for bad debts	8	(433,490,937)	(393,269,385)
		2,875,638,998	2,851,986,766

Cash and cash equivalents
Cash and funds in custody		75,062,144	87,480,353
Banks		2,511,083,240	3,588,909,866
Checks not yet deposited		22,189,033	30,066,317
Time deposits		-	1,122,843,327
		2,608,334,417	4,829,299,863

15

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Contd.)

		06.30.19	12.31.18
	Note	$
Accounts payable and other non-current
Tax liabilities		69,273,348	107,709,527
		69,273,348	107,709,527
Accounts payable and other current
Obligations payable		116,245,046	50,826,802
Suppliers		2,858,434,227	2,292,060,485
Foreign suppliers		68,769,148	87,423,253
Related Parties	7	59,630,607	172,834,859
Salaries and social security liabilities		753,680,673	1,005,362,532
Other fiscal liabilities		153,408,710	180,364,450
		4,010,168,411	3,788,872,381

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Three months at		Six months at
	06.30.19	06.30.18	06.30.19	06.30.18
	$
Revenues
Aeronautical revenues	4,224,256,266	3,811,601,104	9,192,301,800	7,932,016,898
Non-Aeronautical revenues	2,807,901,433	3,012,290,293	5,632,974,773	5,803,313,470
	7,032,157,699	6,823,891,397	14,825,276,573	13,735,330,368

As of June 30, 2019 and 2018, "over the time" income from contracts with customers for the six month periods was $12,674,015,871 and $11,456,264,877, respectively.

Other net incomes and expenses
Trust for Strengthening	174,340,476	168,588,731	367,543,929	340,133,543
Other	(14,294,936)	(2,748,599)	(14,889,786)	(16,062,484)
	160,045,540	165,840,132	352,654,143	324,071,059

Finance Income
Interest	399,228,104	328,997,990	787,963,884	357,035,885
Foreign Exchange differences	(680,852,857)	1,070,863,720	(568,888,914)	990,072,430
	(281,624,753)	1,399,861,710	219,074,970	1,347,108,315

16

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 4 - BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Contd.)

	Three months at		Six months at
	06.30.19	06.30.18	06.30.19	06.30.18
	$
Finance Expenses
Interest	(380,509,532)	(334,450,002)	(734,985,185)	(589,059,200)
Foreign Exchange differences	1,995,725,749	(4,703,901,893)	1,451,930,820	(4,533,433,907)
	1,615,216,217	(5,038,351,895)	716,945,635	(5,122,493,107)
	1,333,591,464	(3,638,490,185)	936,020,605	(3,775,384,792)

Income Tax
Current	(340,359,911)	525,534,964	(1,301,179,920)	(46,348,077)
Deferred	122,077,555	(347,411,069)	1,618,473,236	(488,541,513)
	(218,282,356)	178,123,895	317,293,316	(534,889,590)

NOTE 5 - INTANGIBLE ASSETS

		2019	2018
	Note	$
Original Values
Balance at January 1		61,014,332,447	53,067,079,121
Acquisition of the period		6,296,936,191	3,775,757,571
Balance at June 30		67,311,268,638	56,842,836,692

Accumulated Amortization
Balance at January 1		(17,412,555,666)	(13,975,782,706)
Amortization of the period	10	(2,033,683,604)	(1,397,142,023)
Balance at June 30		(19,446,239,270)	(15,372,924,729)
Total net balance at June 30		47,865,029,368	41,469,911,963

NOTE 6 - BORROWINGS

	06.30.19	12.31.18
	$
Non-current
Bank borrowings	94,555,148	-
Negotiable Obligations	14,331,262,500	16,728,130,475
Finance lease liabilities	6,883,860	19,698,251
Cost of issuance of Negotiable Obligations	(71,216,017)	(96,683,423)
Total Non- Current	14,361,485,491	16,651,145,303
Current
Bank borrowings	32,934,629	-
Negotiable Obligations	2,397,951,537	2,001,262,206
Finance lease liabilities	32,612,528	59,417,174
Cost of issuance of Negotiable Obligations	(10,550,521)	-
Total Current	2,452,948,173	2,060,679,380
Total	16,814,433,664	18,711,824,683

17

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 6 - BORROWINGS (Contd.)

Breakdown of borrowings:

	2019	2018
	$
Balance at January 1	18,711,824,683	13,646,802,698
New borrowings	139,789,635	24,420,299
Borrowings paid	(1,249,087,179)	(523,935,367)
Accrued interest	661,194,920	558,112,176
Foreign Exchange differences	(1,442,554,919)	4,548,886,171
Inflation adjustment	(6,733,476)	(34,466,066)
Net Balance at June 30	16,814,433,664	18,219,819,911

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company.

On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

At June 30, 2019 the reasonable value of negotiable obligations issued in February 2017 is of $16,310,733,451. Such method of valuation is classified according to IFRS 13 as hierarchy of reasonable value Level 2 (quotation prices (not adjusted) in active markets for identical assets or liabilities).

18

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at June 30, 2019 and December 31, 2018 are as follows:

	06.30.19	12.31.18
	$
Trade receivables net- Current
Other related companies	39,619,986	57,276,288
	39,619,986	57,276,288
Other current receivables
Other related companies	2,090,912	7,856,637
	2,090,912	7,856,637

Accounts payable and other- Current
Other related companies	59,630,607	172,834,859
	59,630,607	172,834,859

Provisions and other charges
Other related companies	426,249	521,749
	426,249	521,749

During the six month periods ended June 30, 2019 and 2018 the Company has charged to the cost $98,699,202 and $54,883,151 respectively with Proden SA for management control services, financial assistance, internal audit, out sourcing of systems and technology and rental and maintenance of offices.

During the six month periods ended June 30, 2019 and 2018 the Company has charged at cost $28,951,660 and $20,371,782, respectively with Servicios Integrales América for out sourcing of systems and technology.

During the six month periods ended June 30, 2019 and 2018, the Company has charged with Helport S.A. to intangible assets $189,774,478 and $421,244,752 respectively and at cost $64,636,524 and $87,364,676 respectively.

During the period ended June 30, 2018, the Company has allocated intangible assets for $8,304,641 corresponding to Mendoza's work carried out by Jose Cartellone - Helport - UTE.

During the period ended at June 30, 2019 $151,348,169 of dividends have been paid to the shareholders according to their shareholding.

At June 30, 2019 and December 31, 2018 the Company owed the Argentine National Government $315,347,295 and $398,066,426 respectively, corresponding to the specific allocation of revenues of each year (see Note 10) and has recorded a receivable for $4,813,858,019 and $4,956,628,541 respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $68,105,481 and $37,783,853 for the six month periods ended at June 30, 2019 and 2018 respectively.

19

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

In connection with foreign exchange transactions related to the technical and administrative assistance agreements with Corporación América Sudamericana and Ogden Corporation, on November 23, 2012 The Company was notified of a foreign exchange summon initiated by the Banco Central de la República Argentina (Central Bank of the República Argentina or BCRA) regarding compliance with the existing legislation. On February 4, 2013, AA2000 presented defense procedures to the BCRA rejecting the allegations of such entity. In July 2016, sentence was passed favorable to the Company, non-appealable at the time of presentation of these financial statements.

In June 2016, the Company received a determination from the Federal Administration of Public Revenue (AFIP) was objecting the abovementioned items corresponding to the fiscal years 2009 to 2012 resulting in a claim for unpaid income tax based on considering those foreign exchange transactions as undocumented payments. On August 3, 2016, the Company appealed the mentioned determinations to the Argentine Tax Court.

Although the Company considers it has solid arguments to demonstrate the authenticity of the management and administrative services provided by Corporación América Sudamericana S.A., it decided to enter the Extraordinary Tax Law to regularize tax obligations established by Law Nº 27.260. According to the Law, benefits of adhesion consist in the suspension of ongoing tax actions, extinction of the criminal tax action, remission of fines and other penalties non executable at the time of adhesion and reduction of interest. The corresponding debt for this item is registered in commercial accounts payable and others, current and non-current.

Corporación America S.A. is the direct owner of 45,90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29,75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95,37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 - BAD DEBT PROVISIONS

	2019	2018
	$
Initial balance at January 1	393,269,384	279,722,671
IFRIC 9 adjustments	-	(130,252,477)
Balance at January 1- Restated	393,269,384	149,470,194
Increases (*)	199,731,820	21,401,800
Applications	(75,891,052)	(22,685,438)
Inflation adjustment	(83,619,215)	148,186,556
Final Balance at June 30	433,490,937	296,373,112

(*) As of June 30, 2019 and 2018 includes $159,231,890 and $21,401,800 respectively in Distribution and Commercialization Expenses (Note 10) and $40,499,930 in Exchange Difference (Note 4).

20

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 9 - PROVISIONS AND OTHER CHARGES

	Note	At January 1 2019	Increases	Decreases	Inflation Adjustment	Accruals	At June 30 2019	Total Non Current	Total Current
Litigations		81,492,945	2,302,468	(7,867,117)	(14,925,640)	-	61,002,656	2,664,856	58,337,800
Related Parties	7	521,749	-	-	(95,500)	-	426,249	-	426,249
Deferred Income		172,966,322	219,904,182	-	-	(185,384,474)	207,486,030	31,488,529	175,997,501
Trust for works- Portfolio of Projects 2012/2014		183,486,209	1,088,720,014	(1,096,050,254)	(35,980,353)	-	140,175,616	-	140,175,616
Guarantees Received		59,241,286	72,321,408	(55,177,794)	(6,266,849)	-	70,118,051	-	70,118,051
Upfront fees from Concessionaires		160,005,825	14,230,372	-	-	(19,638,068)	154,598,129	121,168,842	33,429,287
Total of provisions and others liabilities		657,714,336	1,397,478,444	(1,159,095,165)	(57,268,342)	(205,022,542)	633,806,731	155,322,227	478,484,504

	Note	At January 1 2018	Increases	Decreases	Inflation Adjustment	Accruals	At June 30 2018	Total Non Current	Total Current
Litigations		105,375,315	8,424,858	(20,204,531)	(14,800,343)	-	78,795,299	2,268,692	76,526,607
Related Parties		770,338	-	-	(106,447)	-	663,891	-	663,891
Deferred Income		197,730,357	78,581,412	-	-	(122,707,751)	153,604,018	40,665,447	112,938,571
Trust for works- Portfolio of Projects 2012/2014		135,569,000	810,008,074	(792,012,012)	(18,901,073)	-	134,663,989	-	134,663,989
Guarantees Received		56,214,128	14,245,285	(3,420,944)	(8,252,062)	-	58,786,407	-	58,786,407
Upfront fees from Concessionaires		199,666,434	4,962,598	-	-	(24,306,463)	180,322,569	140,017,420	40,305,149
Dividends to be paid	7	442,776,548	-	(151,348,169)	(138,012,762)	-	153,415,617	-	153,415,617
Total of provisions and others liabilities		1,138,102,120	916,222,227	(966,985,656)	(180,072,687)	(147,014,214)	760,251,790	182,951,559	577,300,231

21

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total
	$
Six month period ended at 06.30.19
Specific allocation of revenues	2,205,263,573	-	-	2,205,263,573
Airport services and maintenance	1,920,776,816	-	3,948,461	1,924,725,277
Amortization of intangible assets	1,980,232,412	1,509,401	51,941,791	2,033,683,604
Depreciation of property, plant and equipment	4,941,382	-	-	4,941,382
Salaries and social security contributions	1,981,211,732	27,567,350	211,851,830	2,220,630,912
Fees for services	117,955,686	8,593,941	51,208,389	177,758,016
Public utilities and contributions	326,560,358	1,782,866	1,262,397	329,605,621
Taxes	76,573,419	714,273,829	129,692,821	920,540,069
Office expenses	310,073,752	5,325,243	81,286,612	396,685,607
Insurance	32,672,367	8,273	830,877	33,511,517
Advertising expenses	-	16,431,894	-	16,431,894
Bad debts charges	-	159,231,890	-	159,231,890
Board of Directors and Supervisory Committee fees	-	-	13,435,532	13,435,532
Amortization right of use	60,782,179	-	-	60,782,179
Other	8,886,829	2,900	2,631,429	11,521,158
Total at 06.30.19	9,025,930,505	934,727,587	548,090,139	10,508,748,231

Six month period ended at 06.30.18
Specific allocation of revenues	2,040,801,261	-	-	2,040,801,261
Airport Services and maintenance	1,912,340,773	11,060,852	24,109,409	1,947,511,034
Amortization of intangible assets	1,380,286,945	2,623,782	14,231,296	1,397,142,023
Depreciation of property, plant and equipment	5,454,091	-	-	5,454,091
Salaries and social security contributions	1,778,860,145	65,152,562	267,759,988	2,111,772,695
Fees for services	48,695,366	10,120,587	40,360,726	99,176,679
Public utilities and contributions	302,838,331	2,270,330	2,158,193	307,266,854
Taxes	54,560,127	707,452,231	143,607,766	905,620,124
Office expenses	11,363,463	6,308,449	339,075,811	356,747,723
Insurance	33,159,509	-	2,146,588	35,306,097
Advertising expenses	-	69,325,058	-	69,325,058
Bad debts charges	-	21,401,800	-	21,401,800
Board of Directors and Supervisory Committee fees	-	-	13,972,594	13,972,594
Other	6,953,394	125,858	3,911,870	10,991,122
Total at 06.30.18	7,575,313,405	895,841,509	851,334,241	9,322,489,155

22

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 11 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 06.30.19		Foreign exchange rates	Amount in local currency at 06.30.19	Amount in local currency at 12.31.18
				$
ASSSETS
CURRENT ASSETS
Cash and cash equivalents	US$	39,562,604	42.2630	1,672,034,338	3,612,012,649
Trade receivables	US$	58,921,179	42.2630	2,490,185,784	2,280,542,540
Investments	US$	-		-	228,309,558
Total current assets				4,162,220,122	6,120,864,747
Total assets				4,162,220,122	6,120,864,747

LIABILITIES
CURRENT LIABILITIES
Commercial accounts payable and others	US$	7,008,335	42.4630	297,594,924	446,804,987
		Euros 3,538,149	48.3229	170,973,637	105,405,007
Borrowings	US$	55,679,249	42.4630	2,364,307,961	2,384,400,273
Lease liabilities	US$	2,723,377	42.4630	115,642,762	-
Total current liabilities				2,948,519,284	2,936,610,267

NON-CURRENT LIABILITIES
Borrowings	US$	339,726,766	42.4630	14,425,817,648	20,180,299,269
Lease liabilities	US$	833,311	42.4630	35,384,898	-
Total non- current liabilities				14,461,202,546	20,180,299,269
Total liabilities				17,409,721,830	23,116,909,536
Net liability position				13,247,501,708	16,996,044,789

NOTE 12 - OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at June 30, 2019 and December 31,2018 include $5,520,910 and $6,757,853 corresponding to guarantees granted to third parties in connection with lease agreements.

NOTE 13 - CAPITAL STOCK

At June 30, 2019 capital stock is as follows:

Par Value
$
Paid-in and subscribed	887,769,939
Registered with the Public Registry of Commerce	887,769,939

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 629,252,640 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

23

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 13 - CAPITAL STOCK (Contd.)

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, the books and accounting records of the Company are located in the fiscal and social address located in Honduras 5673, Autonomous City of de Buenos Aires. In addition, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 14 - CAPITAL STOCK AND SHARE PREMIUM

The ordinary and special general meeting of classes A, B, C and D and special preferred shares held on July 25, 2019 resolved to distribute a dividend to the preferred shares for an amount of $118,276,769. In virtue of the fact that the AA2000 financial statements were prepared in accordance with the applicable accounting standards described in Note 2 and General Resolution 777/2018 of the National Securities Commission, which ordered the application to the financial statements that close as of December 31, 2018 the method of restatement of financial statements in homogeneous currency, the dividend of preferred shares was computed taking into account the adjusted value of said shares.

Likewise, the preferential dividend accrued for the six-month period ended June 30, 2019 is $60,321,152 and will be recorded at the time of its approval by the Shareholders' Meeting.

NOTE 15 - RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 9, 2018 AND JULY 25, 2019

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 9, 2018 decides among other issues:

-	That the income of the year ended at December 31, 2017 has the following destination:

(i)	$2,419,272 for the constitution of the legal reserve;
(ii)	$12,338,287 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;
(iii)	the remaining of $2,669,727,436 to the facultative reserve for compliance of works for future plans.

-	issue 12,338,287 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $875,431,652 to $887,769,939, i.e., in the amount of $12,338,287, through the issuance of 12,338,287 preferred shares of $ 1 par value, with no vote;

24

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 15 - RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 9, 2018 AND JULY 25, 2019

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

On the other hand, the ordinary general assembly, special of classes A, B, C and D and special of preferred shares, convened for April 15, 2019, which was adjourned for April 30, 2019 decided not to address the Agenda item referred to the destination of the result of the year 2018, for which purpose a new assembly was convened for June 13, 2019, which was adjourned for July 11 and then for July 25, 2019. In the assembly held on July 25, 2019, the following was resolved:

- That the result of the year ended December 31, 2018 has the following destination:

(i)	$62,651,480 for the constitution of the legal reserve;
(ii)	$118,276,769 to the distribution of dividends corresponding to the preferred shares held by the national State, payable in 118,276,769 preferred shares of a peso ($1) par value each;
(iii)	the sum of US $50,000,000 (US dollars fifty million), or its equivalent in pesos (which at the date of the meeting amounts to $2,143,500,000) to the distribution of cash dividends among shareholders of classes A, B, C and D shares, in accordance with their respective holdings;
and
(iv)	the remainder, that is, $4,949,288,026 for the constitution of an optional reserve for the execution of future works plans.

-	issue 118,276,769 preferred shares of one-peso par value each and with identical conditions of issuance of preferred shares issued in favor of the national State at the extraordinary and special general meeting of shareholders classes A, B and C dated March 6 of 2008;

-	increase the share capital from $887,769,939 to $1,006,046,708, that is, in the amount of $118,276,769, by issuing 118,276,769 preferred shares of $ 1 (one peso) par value each, without voting rights;

-	that the preferred shares are fully subscribed by the national State;

-	delegate to the board of directors the entry in the shareholders’ registry of the capital increase resolved.

NOTE 16 - EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

25

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2019 presented in comparative format (Contd.)

NOTE 16 - EARNINGS PER SHARE (Contd.)

	06.30.2019	06.30.2018
Income for the year, net accrued dividends	5,160,274,432	45,982,197
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	19.9610	0.1779

NOTE 17 - FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Consolidated Financial Statements audited at December 31, 2018.

There have been no changes in the risk management policies since the last yearly closing.

26

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission ("CNV") and should be read in conjunction with the Condensed Consolidated Interim Financial Statements as of June 30, 2018 presented in comparative form, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of 2019 and 2018 of this informative review are expressed in constant currency as of June 30, 2019, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements as of June 30, 2019.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission ("CNV"), through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS (IFRS), issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

•	Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

27

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

The main works carried out during the semester ended at June 30, 2019 are detailed below:

Ezeiza International Airport:

Works in execution:

-	New Control Tower. (Project and supervision of AA2000);
-	Beacon ring and main electrical substation;
-	Improved Lighting in Access to Waste Area;
-	Building of Departures - Hall B. The metallic structure of the building and the Zeppelin, Roof and Curtain Wall, glass and BHS, as well as the Civil Works and installations are in execution;
-	The work of Functional Reorganization of the GF in Terminal A is being executed;
-	Multilevel parking;
-	Start of the work of the Road System - Stage 1;
-	New Running Parallel to Header

Jorge Newbery Airport:

Works in execution:

-	External works - sidewalks - landscaping - coastal filling and underground parking - Stage 1 is over;
-	Demolition Terminal C (Necessary to be able to execute the first Stage of the New North Platform);
-	New beacon substations and control systems;
-	Platform and Perimeter Path Lighting.

Works Completed:

- Expansion of Southern and Industrial Platforms

Comodoro Rivadavia Airport:

The work of the New Passenger Terminal of 7560 m2 and New Parking is finished

Comodoro Rivadavia Airport: (Contd.):

The following works are being executed:

-	Rehabilitation of track, taxi and platform;
-	New Beaconing.

Córdoba Airport:

The work of the airport entrance station is finished.

28

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1.	General considerations (Contd.)

Córdoba Airport (Contd.):

Works in execution:

-	Expansion of the parking lot;
-	Rehabilitation of runway 18-36 and track marking.

Iguazú Airport:

The following works are finished:

-	Track resurfacing and rehabilitation filming, in the final stage;
-	Track Beacon and New vertical signage posters in movement area;
-	Expansion of the commercial platform.

The following works are in execution:

-	Remodeling and expansion of the passenger terminal;
-	New Parking;

Bariloche Airport:

The refurbishment work of the terminal planned to end in the next winter season is underway.

Tucumán Airport:

A project is being developed for the new Tucumán terminal.

San Fernando Airport:

Works in execution:

-	New Control Tower;
-	RACA demolition;
-	Work on Sewer and Storm Infrastructure Stage 1.

San Juan Airport:

The track renovation work was finished.

The execution of the remodeling work of the passenger terminal progresses.

Salta Airport:

Work is underway to expand the Shipping and Control Areas.

29

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

La Rioja Airport:

The work of the New Passenger Terminal is in execution.

Mar del Plata Airport:

The work of the Passenger Terminal Refunctioning is in execution.

Esquel Airport:

The comprehensive remodeling of the passenger terminal is in execution.

El Palomar Airport:

The new terminal is contracted in Hangars 1 and 2 - Stage 1 (in stand by).

Jujuy Airport:

Works in execution:

-	Complete remodeling of the passenger terminal.
-	New Parking and Roads.
-	New Control Tower.
-	Expansion of the Commercial Platform.

Master Plans:

The Master Plans of the Airports are in execution according to the schedule agreed with the ORSNA.

30

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements as of June 30, 2019, 2018, 2017, 2016 and 2015 respectively, is presented.

	06.30.19	06.30.18	06.30.17(*)	06.30.16(*)	06.30.15(*)
	Thousands $
Current asset	7,120,626	8,401,711	4,360,582	1,633,975	913,750
Non-current assets	52,902,601	46,175,284	10,589,533	7,110,983	5,770,155
Total Assets	60,023,227	54,576,995	14,950,115	8,744,958	6,683,905

Current liabilities	7,634,944	4,637,162	2,934,464	2,314,020	1,606,889
Non-current liabilities	19,322,965	23,294,361	6,899,581	2,686,269	2,172,748
Total Liabilities	26,957,909	27,931,523	9,834,045	5,000,289	3,779,637
Net equity attributable to majority shareholders	33,050,461	26,627,498	5,106,627	3,737,614	2,899,168
Non-controlling interest	14,857	17,974	9,443	7,055	5,100
Equity	33,065,318	26,645,472	5,116,070	3,744,669	2,904,268
Total	60,023,227	54,576,995	14,950,115	8,744,958	6,683,905

(*)	Amounts not restated per inflation as per General Resolution 777/2018.

31

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the six month periods ended at June 30, 2019, 2018, 2017, 2016 and 2015.

	06.30.19	06.30.18	06.30.17(*)	06.30.16(*)	06.30.15(*)
	Thousands $
Gross Profit	5,803,945	6,164,115	2,755,585	2,247,637	1,175,622
Administrative and distribution and marketing expenses	(1,482,818)	(1,747,176)	(718,342)	(570,669)	(332,437)
Other net income and expenses	352,654	324,071	141,509	113,176	63,697
Operating profit	4,673,781	4,741,010	2,178,752	1,790,144	906,882
Income and financial costs	936,021	(3,775,385)	(314,712)	(532,804)	(250,643)
Result by exposure to changes in the acquisition power of currency	(706,499)	(374,952)	-	-	-
Result of investments accounted for using the equity method	-	-	-	-	(98)
Income before tax	4,903,303	590,673	1,864,040	1,257,340	656,141
Income tax	317,293	(534,890)	(501,784)	(434,203)	(215,330)
Result of the period	5,220,596	55,783	1,362,256	823,137	440,811
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	5,220,596	55,783	1,362,256	823,137	440,811
Result attributable to majority shareholders	5,224,782	54,895	1,361,145	821,223	438,994
Non-controlling interest	(4,186)	888	1,111	1,914	1,817

(*) Amounts not restated per inflation as per General Resolution 777/2018.

32

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

4. Cash flow structure

	06.30.19	06.30.18	06.30.17(*)	06.30.16(*)	06.30.15(*)
Cash Flows (used in) / generated by operating activities	(1,824,478)	1,308,653	(448,742)	843,070	201,646
Cash Flow generated by / (used in) investing activities	221,697	(91)	(2,346)	(1,552)	(712)
Cash Flow (used in) / generated by financing activities	(1,172,975)	(675,283)	2,969,653	(598,962)	(272,038)
Net Cash Flow (used in) / generated by the period	(2,775,756)	633,279	2,518,565	242,556	(71,104)

(*) Amounts not restated per inflation as per General Resolution 777/2018.

5. Analysis of operations for the six month periods ended at June 30, 2019 and 2018

Results of operations

• Income

The following table shows the composition of consolidated revenues for the six month periods ended at June 30, 2019 and 2018:

Revenues	06.30.19	% revenues	06.30.18	% revenues
	Thousands $		Thousands $
Aeronautical revenues	9,192,302	62.00%	7,932,017	57.75%
Non-aeronautical revenues	5,632,975	38.00%	5,803,313	42.25%
Total	14,825,277	100.00%	13,735,330	100.00%

33

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations in the six month periods ended at June 30, 2019 and 2018 (Contd.)

The following table shows the composition of the aeronautical revenues for the six month periods ended at June 30, 2019 and 2018:

Aeronautical revenues	06.30.19	% revenues	06.30.18	% revenues
	Thousands $		Thousands $
Landing fee	848,100	9.23%	716,068	9.03%
Parking fee	331,789	3.61%	290,305	3.66%
Air station use rate	8,012,413	87.16%	6,925,644	87.31%
Total	9,192,302	100.00%	7,932,017	100.00%

Costs of sale

The cost of sales had the following variation:

Thousands $
Costs of sales for the period ended at 06.30.19	9,025,931
Costs of sales for the period ended at 06.30.18	7,575,313
Variation	1,450,618

Administrative Expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the period ended at 06.30.19	548,090
Administrative expenses for the year ended at 06.30.18	851,334
Variation	(303,244)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Thousands $
Distribution and commercial expenses for the period ended at 06.30.19	934.728
Distribution and commercial expenses for the period ended at 06.30.18	895.842
Variation	38.886

34

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations in the six month periods ended at June 30, 2019 and 2018 (Contd.)

Income and financial costs

Net financial income and costs totaled an income of $936,020 thousand during the six-month period ended at June 30, 2019 with respect to thousands of $3,775,385 loss during the same period of the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded an income of approximately $352,654 thousand during the six-month period ended at June 30, 2019 with respect to an income of $324,071 thousand in the same period of the previous year.

Liquidity and Capital Resources

Capitalization

The total capitalization of the Company as of June 30, 2019 amounted to $49,879,752 thousand composed of thousands of $16,814,434 of borrowings and a net equity worth of $33,065,318 thousand, while the total capitalization of the Company at June 30, 2018 amounted to thousands of $44,865,292 comprised of thousands of $18,219,820 of borrowings and a net equity worth of thousands of $26,645,472.

The debt as a percentage of total capitalization amounted to approximately 33.71% as of June 30, 2019 and 40.61% as of June 30, 2018.

Financing

See in detail Note 6 to these Condensed Consolidated Financial Statements.

6. Index

The information refers to the periods ended at June 30, 2019, 2018, 2017, 2016 and 2015:

	06.30.19	06.30.18	06.30.17(*)	06.30.16(*)	06.30.15(*)
Liquidity (*)	0.95	1.85	1.52	0.72	0.58
Solvency (**)	1.24	0.96	0.53	0.76	0.79
Immobilization of capital	0.88	0.85	0.71	0.81	0.86
Cost effectiveness	0.16	0.002	0.27	0.22	0.15

(*) Amounts not restated per inflation as per General Resolution 777/2018.

(**) Current liabilities and non-current liabilities do not include deferred profits.

35

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the six month periods ended at June 30, 2019, 2018, 2017, 2016 and 2015:

Airport	06.30.19	06.30.18	06.30.17	06.30.16	06.30.15
	In thousands
Aeroparque	6,231	6,616	6,460	5,351	5,174
Ezeiza	5,765	5,189	4,884	4,884	4,281
Córdoba	1,810	1,683	1,356	1,034	894
Mendoza	1,165	929	841	697	619
El Palomar	760	173	-	-	-
Bariloche	741	615	520	476	413
Iguazú	739	445	449	387	390
Salta	668	480	516	424	397
Tucumán	471	454	285	311	275
C. Rivadavia	328	309	283	262	255
Total	18,678	16,893	15,594	13,826	12,698
Overall total	20,119	18,378	16,898	14,831	13,675
Variation	9.5%	8.8%	13.9%	8.5%	5.1%

36

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

7. Statistical data (Contd.)

Amount of movement of aircraft for the six month periods ended at June 30, 2019, 2018, 2017, 2016 and 2015 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	06.30.19	06.30.18	06.30.17	06.30.16	6.30.15
Aeroparque	56,928	65,177	64,357	56,438	59,110
Ezeiza	41,770	36,236	32,406	34,791	31,507
San Fernando	20,579	20,541	17,956	18,779	19,860
Córdoba	16,360	16,581	13,573	10,953	10,072
Mendoza	11,349	9,846	9,247	8,166	7,364
Salta	6,754	5,249	6,950	4,835	5,997
Iguazú	6,191	4,182	4,080	3,919	3,846
Bariloche	6,131	5,893	5,330	4,644	4,324
El Palomar	5,596	1,797	-	-	-
C. Rivadavia	5,010	4,916	4,083	4,004	4,154
Total	176,668	170,418	157,982	146,529	146,234
Overall total	212,475	208,590	192,687	178,107	179,504

Variation	1.9%	8.3%	8.2%	-0.8%	-3.7%

37

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2019 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Perspectives for 2019

In the first semester of this year the passenger traffic of the company has had a very good evolution reaching 20.1 million, of which 12.7 million were domestic passengers and 7.4 million were international passengers, with growth of 19.22% in domestic and a fall of 4.07% in international compared to the previous year. In total, passenger traffic grew 8.88% compared to the first semester of the previous year.

This evolution is part of the National Government's plans to favor the increase in passenger traffic with significant improvement in air connectivity throughout the country, consolidating the recovery of foreign tourists, reaching record level in the six-month period.

The outstanding evolution of passengers was also accompanied by a significant growth in investments in infrastructure works both on runways and terminals at airports in the interior of the country and also in the metropolitan area of Buenos Aires. During the first quarter of this year, the Company presented investments to ORSNA for $5,618 million. To this amount it must be added the payments to the trusts of specific allocation for works for $1,295 million.

It should be noted that, after the jump in the exchange rate that occurred in June 2018, international traffic began to decline, while domestic traffic accelerated the growth that had been evident in the first months of the year. The prospects for the evolution of domestic passenger traffic are positive due to the opening of new routes and the start of operations of several low-cost companies.

38

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries ("the Company"), including the consolidated statement of financial position as at June 30, 2019, the consolidated statement of comprehensive income for six and three months period ended June 30, 2019 and the consolidated statements of changes in shareholders' equity and of cash flows for the six-month period then ended and the selected explanatory notes.

The balances and other information for the year 2018 and for the interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed consolidated interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the condensed consolidated interim financial statements and in the performance of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statements of comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph, have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) No. 34.

Report on the compliance with current regulations

In accordance with current regulations, in connection with Aeropuertos Argentina 2000 S.A., we report that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are in process of being transcribed into the “Inventory and Balance Sheet” book;

b)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects in conformity with legal regulations;

c)	we have read the summary of information, about which, insofar as concerns our area of competence, we have no significant observations to make;

d)	as ofJune 30, 2019, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records, amounted to $113.713.627, which was not yet due at that date.

Autonomous City of Buenos Aires, August 7, 2019.

PRICE WATERHOUSE & CO. S.R.L.
by	(Partner)
Miguel A. Urus

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 of Law 19,550 and the article 63 subsection b) of the BYMA Regulations (Argentine Stock and Market), we have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries, which includes the consolidated statement of financial position as of June 30, 2019, the consolidated statements of comprehensive income for the six and three months periods ended June 30, 2019, and the consolidated statements of changes in shareholders' equity and of cash flows for the six-month period ended June 30, 2019, the explanatory notes and the additional information required by the article 63 subsection a), paragraph 6 of the BYMA Regulations.

The company's board of directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, it is responsible for the preparation and presentation of the condensed consolidated interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34).

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report on review of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated August 7, 2019, who states that it has been issued in accordance with the International Standard on Review Engagements NIER 2410 "Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE.

This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an opinion on the consolidated statement of financial position, the consolidated statements of comprehensive income and cash flows of the company.

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the board of directors.

Based on our review, with the scope described above, we hereby inform that

a)       the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. as of June 30, 2019 consider all significant events and circumstances that are known to us, and nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph of this report, have not been prepared, in all material respects, in accordance with International Accounting Standard No 34. (IAS 34); and

b)       the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. as of June 30, 2019 have not been established in the Inventory and Balance Book, and they arise from the accounting records taken in their formal aspects in accordance with legal regulations.

In exercise of our legal supervision duties, during the period at issue, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, August 7th 2019.

Patricio A. Martin
By Surveillance Committee